OFFERING STATEMENT

THE COMPANY

1. **Name of issuer:** Black Coffee Company, LLC

ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding . (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director of the issuer:**

Director	Principal Occupation	Main Employer	Year Joined As Director
Jamin Butler	Senior Analyst Academic Resource Reporting	California State University	2020
Leonard Lightfoot	Electrical Engineer	Department of Defense	2020
Gino Jones	Management Assistant	Los Angeles Department of Water & Power	2020
Branden Cole	Senior Hardware Engineer	Microsoft	2020
Christopher Bolden	Managed Services Analyst	Global HealthCare Exchange	2020

The founders and owners of The Black Coffee Company (Jamin Butler, Leonard Lightfoot, Gino Jones, Branden Cole, all Christopher Bolden) have over 5 years experience working in the coffee industry. Over the years, the owners have gained expertise in sourcing quality unroasted coffee beans, roasting coffee beans, developing innovative products to expand offerings and services, marketing products, and opening and operating a brick and mortar coffee shop. All of the owners have Bachelor degrees ranging from Business Administration to Mechanical and Computer Engineering.

For 3 years of work experience, please refer to Appendix A: Resumes

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer of the issuer:**

Officers	Position Held	Year Joined
Jamin Butler	CEO	2020

Leonard Lightfoot	CFO/COO	2020
Gino Jones	Director of Customer Service	2020
Branden Cole	Director of Research & Development	2020
Christopher Bolden	Director of Community Engagement	2020

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power:**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jamin Butler	Member Interest	20%
Leonard Lightfoot	Member Interest	20%
Gino Jones	Member Interest	20%
Branden Cole	Member Interest	20%
Christopher Bolden	Member Interest	20%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Company and Its Business

The Black Coffee Company sells the freshest organic coffee beans, loose leaf tea, and branded merchandise so that our team can create resources and opportunities for our communities. We invest in people and ideas that boldly push our society forward, while staying true to the legacy we stand upon. Our raw values are: Entrepreneurship, Financial Freedom, and Community Empowerment.

Black Coffee Atlanta (flagship coffee shop) opened its doors on Juneteenth 6/19/21 and has become a hub for entrepreneurs, creatives, and the local community. We have partnered with multiple community-based organizations, federal/state/city officials, and not-for-profit organizations to provide mentoring resources and support for multiple community projects.

Our in-demand coffee shop and event space is over 2,000 sq ft, has a huge parking lot, delicious drinks, and an amazing vibe. Our coffee shop address is 1800 Jonesboro Rd. SE. Atlanta, GA 30315. We invite vendors to come and set up tables to showcase their products and services, and to help build their business.

Black Coffee Company sources all of their coffee beans from fair trade, single-source farms from across the globe. Currently we have coffee from Ethiopia, Kenya, Brazil, Costa Rica, Guatemala, and Peru. We roast our coffee medium to dark. Our coffee shop provides a number of signature drinks based on the customer demand.

Corporation Structure
Black Coffee Company, LLC was established in the state of Georgia on September 15, 2020.

IP Ownership
Black Coffee Company, LLC has filed for two (2) U.S. Trademark:
  - U.S. Trademark Application Serial No. 97398051
  - U.S. Trademark Application Serial No. 97200066

Competitors
Our direct competitors include Stumptown Coffee, Red Bay Coffee, Black Rifle Coffee Company. Black Coffee Company has positioned itself amongst premium coffee brands yet stands apart from these competitors with a unique business model of promoting the practice of entrepreneurship, sharing resources to build generational wealth, and empowering the community.

In addition, Black Coffee Company has a give-back ethos to continuously support entrepreneurs and the community through its Black Coffee Community Empowerment & Economic Development (CEED) Foundation. Our premium coffee is only the beginning, we believe in building partnerships and relationships to cultivate something much bigger. We are continuously guided by our raw values of Financial Freedom, Entrepreneurship, and Community Empowerment, and strive to be an example of what happens when passion and hard work blend to create something that will make an impact now as well as for generations to come.

Industry

Coffee continues to thrive as one of the most consumed beverages globally. One notable trend in the coffee market is the growing demand for specialty coffee. Consumers are seeking unique and high-quality coffee experiences while exploring various flavor profiles.

The global specialty coffee market size is estimated to grow from $52 billion in 2021 to $155 billion in 2030. The coffee market is expected to grow at a compound annual growth rate (CAGR) of 11.3% from 2023 to 2030 (Grand View Research). According to Business Wire - North American 2022 Coffee Report, the North American coffee market is projected to register a CAGR of 5.9% during the forecast period (2022-2027).

According to Statista, in the state of Georgia, revenue in the coffee market is expected to amount to $92 million in 2023. The coffee market in Georgia is expected to grow annually by 4.98% (CAGR 2023-2028). There are over 8,000 coffee shops in the state of Georgia and over 190 coffee shops in the city of Atlanta. Atlanta's diverse and growing population means varying consumer preferences, including a demand for specialty coffees, organic options, and unique flavor profiles. The Black Coffee Company is well positioned to capitalize on the growth with our specialty coffee in varied forms, organic food options, and the addition of mobile coffee truck/cart.

Current Stage

We currently operate Black Coffee Atlanta (our flagship coffee shop) in Atlanta, GA. Black Coffee Atlanta sells specialty espresso based beverages, hot and cold brewed coffee, hot and iced tea, fresh pastries, healthy breakfast items, coffee bean, loose leaf tea, and branded merchandise. We also sell our coffee, tea, and branded merchandise online at www.theblackcoffeecompany.com.

Future Roadmap

We plan to increase our sales through retail distribution, marketing, and the addition of our mobile coffee truck/cart. The mobile coffee/truck will enable us to capitalize on festivals, farmer's markets, and other events within the greater Atlanta area. We also plan to bring innovation to market in new varieties and package forms.

Projected revenue for 2023 and 2024 are $400,000 and $520,000, respectively.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**
The Securities are not equity interests, and Investors have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company of its actions.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Financial Projections

Our business financial projections are only projections.

In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. We are a start-up company with historical revenues to date. It is important to note, that while repayment dates are structured as quarterly, the repayment amount is not necessarily a fixed amortization schedule. Rather, the repayment is structured as 10% gross revenue until repayment amount is paid.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Stipulations On Investments

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited.

Any investment through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock/note back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Company is offering revenue sharing loan in the amount of up to $100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional capital, modify our growth plans, or take some other action. Issuing more investments may require bringing on additional investors. Securing these additional investors could require pricing our investment below its current price. If so, your investment could lose value as a result of this additional dilution. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Limited Operating History
We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Georgia on September 15, 2020. Accordingly, we have no history upon which an evaluation

of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

<u>Subject To Indeterminable Taxes</u>

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

<u>Not Subjected to Sarbanes-Oxley Regulations</u>

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

<u>Changes to Employment Laws Could Harm Performance</u>

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

<u>Health Epidemics & Outbreaks</u>
The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Competition

We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors include Stumptown Coffee, and Black Rifle Coffee Company. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing specialty coffee. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Company Dependence on Co-Founders

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. The Founder/ CEO Jamin Butler works full time for California State University in addition to his role at Black Coffee Company. Co-founder Leonard Lightfoot works for the Department of Defense in addition to his responsibilities at Black Coffee Company. Each of these obligations may result in diminished time being committed to Black Coffee Company and potentially impact company performance.

Reliance On 3rd Party Suppliers

We rely on third party coffee suppliers and coffee roasters for our coffee. We currently rely on one coffee roaster for the majority of our coffee. If we are unable to maintain our relationship with this coffee roaster, our business could be significantly harmed. Furthermore, if our roaster were to experience any problems in its business, particularly in connection with its ability to source, roast, or ship products, our ability to produce and sell coffee could also be significantly harmed. To reduce risk, co-founder Leonard Lightfoot began learning the craft of roasting coffee in Dec. 2021 and is providing 15% of the roasted coffee we serve and sell. Our future plans entail developing an in-house roasting facility.

Reliance On Technology Vendors

The Company relies on Wix for hosting our website and other third party technology vendors such as Stripe, Clover, Square, Google, Apple, Quickbooks, and Paypal for payments and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings.

As we grow our customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

Increased Information Technology (IT) Threats

Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of our IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

Future Government Regulations

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Any Defects In Products

Any defects in the products we source or manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantities or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

Volatility In Cost Of Raw Materials

An increase in the cost of raw materials (coffee beans, packaging materials) or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Coffee prices can be influenced by global factors, such as weather conditions affecting coffee bean production.

Particular dependence on supply of higher-priced Arabic beans (specialty/premium coffee) – as imported mostly from developing countries, price varies along with the economical and political situation of the export country. Dairy products, whose retail prices vary a lot, are used for specialty drinks.

Mission Driven Company

The Company is a mission driven business that is focused on providing a product that is both safe and environmentally-friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs. Additionally, the Company is committed to donating net profits to non-profits. These decisions will likely reduce the amount of revenue available to the Company to operate and grow, and ultimately to return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

Unable To Recruit Key Personnel

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

THE OFFERING

9. **What is the purpose of this offering?**

The Company intends to use the net proceeds of this offering for investment in coffee equipment and working capital, which includes the specific items listed in Item 10 below. The minimum offering amount is $50,000 and the target offering amount is $100,000.

10. **How does the issuer intend to use the proceeds of this offering?**

If we raise the Minimum Offering Amount of $50,000.00 we plan to use these proceeds as follows:
- Seed At The Table Platform Fee (7%)
    - 5% cash and 2% in revenue share loan will go to Seed At The Table to pay for the crowdfunding platform fees
- Investments in Capital Equipment (60%)
    - We will use 60% of the funds raised to purchase a mobile coffee truck/cart and coffee brewing equipment.
- Working Capital (33%)
    - We will use 33% of the funds raised towards working capital to cover expenses for hiring key personnel for daily operations, including a manager of the mobile coffee truck/cart, and ongoing day-to-day operations of the company.

If we raise the Target Offering Amount of $100,000.00, we plan to use these proceeds as follows:
- Seed At The Table Platform Fee (7%)
    - 5% cash and 2% in revenue share loan will go to Seed At The Table to pay for the crowdfunding platform fees
- Investments in Capital Equipment (60%)
    - We will use 60% of the funds raised to purchase a mobile coffee truck/cart, coffee brewing and roasting equipment.
- Working Capital (33%)
    - We will use 33% of the funds raised towards working capital to cover expenses for hiring key personnel for daily operations, including a manager of the mobile coffee truck/cart, and ongoing day-to-day operations of the company.

11. **How will the issuer complete the transaction and deliver securities to the investors?**

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

12. **How can an investor cancel an investment commitment?**

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business day prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

Investor's Right To Cancel

You may cancel your investment commitment up to 48 hours before the offering closes. However, if there is a material change in the offering within the 48 hours before the offering deadline, you may cancel your investment commitment at a later time. If you cancel your investment commitment, you will receive an email notification of your cancellation and the refund amount you should expect to receive.

Material Change in Offering

If there is a material change in the offering, we will promptly notify you of this change. You must reconfirm your investment commitment within five days of receiving this notice. Otherwise, your investment commitment will be canceled. Within five business days of the cancellation, we will notify you that your investment commitment was canceled, the reason for the cancellation, and the refund amount you should expect to receive.

An issuer must cancel its offering if it does not reach its target offering amount. It may also terminate the offering for other reasons. If either of these scenarios occurs, we will notify you within five business days of the cancellation, disclosing the cancellation to you, the reason for the cancellation, and the refund amount you should expect to receive.

After an issuer cancels its' offering, you will no longer be allowed to make an investment commitment in that offering.

If the issuer reaches or exceeds its targeted offering amount and you do not cancel your investment commitment at least 48 hours before the offering deadline, your purchase will be complete on the offering deadline. We will notify you that the transaction is complete and direct the transmission of your funds to the business or businesses in which you made an investment commitment(s).

 The business will record your ownership in its electronic ledger.

OWNERSHIP AND CAPITAL STRUCTURE
13. **Describe the terms of the securities being offered.**

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 10% of its net revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly beginning in January 2025. The company may prepay principal and interest at any time. The company will continue payments until investors have received the repayment amount, provided however that at any time the company may defer up to 1 such payments upon notice to the lender.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See Appendix B, Promissory Note

<u>Volume Based Incentives</u>

Tier 1 ($500+)

- Free bag of coffee, tea or k-cups (up to $35 value)
- 15% discount for 1 year (excludes subscriptions)
- Name included on Investor Plaque displayed in Black Coffee Atlanta
- Exclusive access to investor webinar

Tier 2 ($1,000+)

- Free bag of coffee, tea or k-cups (up to $35 value)
- Free Black Coffee Company branded merchandise (up to $60 value)
- Name included on Investor Plaque displayed in Black Coffee Atlanta
- 20% discount for 1 year (excludes subscriptions)
- Exclusive access to investor webinar
- (2) hours of access to private meeting space at Black Coffee Atlanta or (2) marketing post across social media*

Tier 3 ($2,500+)

- Free bag of coffee, tea or k-cups (up to $35 value)
- Free Black Coffee Company branded merchandise (up to $60 value)
- Name included on Investor Plaque displayed in Black Coffee Atlanta
- 25% discount for 1 year (excludes subscriptions)
- Exclusive access to investor webinar
- (4) hours of access to private meeting space at Black Coffee Atlanta or (4) marketing post across social media*

Tier 4 ($5,000+)

- Free bag of coffee, tea or k-cups (up to $35 value)
- Free Black Coffee Company branded merchandise (up to $120 value)
- Name included on Investor Plaque displayed in Black Coffee Atlanta
- 25% discount for 1 year (excludes subscriptions)
- Exclusive access to investor webinar
- (6) hours of access to private meeting space at Black Coffee Atlanta or (6) marketing post across social media*

Tier 5 ($10,000+)
- Free bag of coffee, tea or k-cups (up to $35 value)
- Free Black Coffee Company branded merchandise (up to $120 value)
- Name included on Investor Plaque displayed in Black Coffee Atlanta
- 25% discount for 1 year (excludes subscriptions)
- Exclusive access to investor webinar
- (12) hours of access to private meeting space at Black Coffee Atlanta or (12) marketing post across social media*

*Access is limited to evening/after hours, space must be reserved at minimum 2 weeks in advance. Black out dates, holidays, and weekends not included. We will not promote anything that goes against our code of ethics and moral principles.

<u>Ownership Structure</u>

Name of Holder	No. and Class of Securities Now Held	% of Voting Power After Offering
Jamin Butler	Member Interest	20%
Leonard Lightfoot	Member Interest	20%
Gino Jones	Member Interest	20%
Branden Cole	Member Interest	20%
Christopher Bolden	Member Interest	20%

14. Do the securities offered have voting rights?

   No.

15. Are there any limitations on any voting or other rights identified above?

   Yes there are limitations. Investors hold no voting rights in the company.

16. How may the terms of the securities being offered be modified?

   Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

   The Company is an LLC with no issued units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   The investor holds no voting rights in the company. Holders of a majority-interest of voting rights in the Company could limit the Investor's right in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company operations or cause the Company to engage in additional offering (including potentially a public offering). These decisions could affect net revenues and diminish payments made to investors.

   Based on the risk the company may never realize revenues or face of Default Event, the Investor may never see any returns.

   Additional risk related to the rights of other security holders are discussed in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

   No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   As holders of a majority-in-interest of voting rights in the Company, the unit holders may make decisions with which the Investor disagrees, or that negatively affect the net revenues of the Company, and the

Investor will have no recourse to change these decisions. The Investor's interest may conflict with those of other investors and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unit holders may change the terms of the Operating Agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unit holders may make changes that affect the tax treatment of the holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decision regarding the securities he or she owns.

The unit holders have the right to redeem their securities at any time. Unit holders could decide to force the Company to redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

    The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
    An investor in the promissory note holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

23. What are the risks to purchasers associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional insurances of securities:
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment or the lack of an opportunity to make a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities
The Company may have authority to repurchase its securities from unit holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer
As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unit holders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company

may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length, but will be in all cases consistent with the duties of the management of the Company to its unit holders By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer.
    Creditor: First Data Merchant Services
    Original Loan Amount: $33,615.00
    Amount Currently Owed: $673.30
    Loan Type: Point of sale (POS) revenue share based loan. Loan is expected to be paid off by November 2023.

25. What other exempt offerings has the issuer conducted within the past three years?

    Security Type: Promissory Note (Term Loan)
    Offering Date: June 2022
    Target Amount: $20,000
    Original Loan Amount: $19,845.12
    Amount Currently Owed: $19,845.12
    Maturity Date: June 2025
    Use of Proceeds: Acquisition of coffee equipment and fulfillment center.
    Offering exemption relied upon: Section 4(a)(2)

    Security Type: Promissory Note (Term Loan)
    Offering Date: January 2023
    Target Amount: $50,000
    Original Loan Amount: $47,038.80
    Amount Currently Owed: $47,038.80
    Maturity Date: December 2027
    Use of Proceeds: Acquisition of coffee equipment and working capital.
    Offering exemption relied upon: Section 4(a)(2)

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance

on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

No.

27. Does the issuer have an operating history?
Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations:
Circumstances which led to the performance of financial statements:

Revenue
Revenue for the fiscal year in 2021 was $74,212 and increased to $277,566 in 2022. The revenue growth came from increasing the operational hours of Black Coffee Atlanta and increasing the products and services offering. There was also the onboarding of wholesale partners that contributed to the revenue growth.

Cost of sales

The cost of goods sold in 2022 was $76,083, an increase of $51,161 from 2021 when the cost of sales was $24,922.

Gross margins

2022 gross profit increased by $152,193 over 2021 gross profit and gross margins as a percentage of revenues increased from 66% in 2021 to 72% in 2022. This increase in margin was caused by the introduction of products and services (catering, private events, wholesale).

Expenses

The Company's expenses consist of, among other things, payroll, marketing and sales expenses, fees for professional services, facilities expenses, insurance expenses, and office expenses. Expenses in 2022 increased by $221,064 from 2021. The increase in expenses in 2022 are due to Black Coffee Atlanta increasing its operational hours and purchasing additional coffee equipment. Additionally, approximately $100,000 of this increase in expenses was due to increased payroll costs used to ramp up staffing in the coffee shop.

Historical results and cash flows:

The Company is currently in the accelerated growth stage. We are recipients of the BeyGOOD Foundation (founded by Beyonce), Amazon and InvestATL grants. We have been featured in 11Alive News (NBC News Affiliate), ATL Voice, and the Real Housewives of Atlanta. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future, but at a slightly lower rate because of the investments we have made and plan to make in business growth and the addition of mobile coffee sales into our business model. Past cash was primarily generated through sales of coffee and merchandise through our flagship coffee shop (Black Coffee Atlanta). Our goal is to raise funds to continue to fuel growth and achieve sales of between $750K and $1.2M by the end of 2024. This growth will be driven by increased direct-to-consumer sales, wholesale sales and media revenue, as well as licensing fees related to our branding.

Liquidity and Capital Resources:

As of October 1, 2023, the Company has capital resources available in the form of credit cards limit of $17,000 and cash on hand of about $5,000. Additionally, we have an outstanding merchant loan in the amount of $673.30 from First Data Merchant Services.

We believe the funds of this campaign are critical to our company operations. These funds will be used to further expand sales, support sales growth, create a more optimal capital structure, diversify revenue streams and gain greater market penetration.

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50 percent will be made up of funds raised from this crowdfunding campaign, when we raise our maximum funding goal.

If Black Coffee Company raises the minimum offering amount, we anticipate that we can operate for approximately six months. This is based on a current burn rate of about $20,000 per month for expenses related to coffee equipment acquisition, salaries that support the growth of the company, and additional marketing and operations-related expenses.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current burn rate of about $20,000 per month for expenses related to coffee equipment acquisition, salaries that support the growth of the company, and additional marketing and operations-related expenses.

Currently, the Company has not contemplated additional future sources of capital.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed years or the period(s) since inception, if shorter:

Refer to Appendix C: Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their pre decessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No

    (ii) involving the making of any false filing with the Commission?
    ☐ Yes ☒ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities ealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No;

    (ii) involving the making of any false filing with the Commission?
    ☐ Yes ☒ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

    of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
(B) engaging in the business of securities, insurance or banking? Yes ☒ No
(C) engaging in savings association or credit union activities? Yes ☒ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
> ☐ Yes ☒ No
>
> (ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) Any other material information presented to investors; and

(2) Such further material information, if any, as may be necessary to make the required statements in the light of this circumstances under which they are made, not misleading

All information presented to investors hosted on SeedAtTheTable.com is available in Appendix D: Business Plan

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report
----
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.theblackcoffeecompany.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

Owner	Percentage
Jamin Butler	20.00%
Leonard Lightfoot	20.00%
Branden Cole	20.00%
Gino Jones	20.00%
Christopher Bolden	20.00%

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan:_____

Amount of Loan:_____

City and State of Lender:_____

Payment Start Date:_____

For value received <u>Black Coffee Company, LLC</u> (the "**Borrower**" or the "**Company**"), hereby promises to pay to the order of _____("**Lender**"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions.**
    a. "**Net Revenues**" means all of the Borrower's cash receipts, less returns, from all sales of any kind, including prepaid licenses.
    b. "**Lenders**" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.
    c. "**Measurement Period**" means the period of time with respect to which a payment is made.
    d. "**Note**" means this Note. "**Notes**" means all of the Notes issued in the crowdfunding offering of which this Note is a part.
    e. "**Payment Start Date**" means the date specified above, except in the case of a Permitted Deferral.
    f. "**Permitted Deferral**" is defined in Section 3.1(a) hereof.

g. **"Pro-Rata Share"** or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

h. **"Repayment Amount"** means the amount that is 1.5x the amount of the Loan.

i. **"Revenue Percentage"** means 10%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. **Basic Terms.**

   a. **Group of Revenue Loans.** This Loan is issued as part of a group of identical loans issued to a number of lenders in the offering.

   b. **When Paid in Full.** The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

   c. **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments.**

   a. **Quarterly Payments.** Beginning on the Payment Start Date, Borrower shall make quarterly payments to the Lender until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to 1 of such payments upon notice to Lender (each, a "**Permitted Deferral**")

   b. **Amount of Each Payment.** The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

   c. **Timing of Payment.** The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

   d. **Order of Application of Payments.** All payments under this Agreement shall be applied to reduce the Repayment Amount.

   e. **Place of Payment.** All amounts payable hereunder shall be payable to Lender, _____, unless another place of payment shall be specified in writing by Lender.

   f. **Pro Rata Payments.** All payments will be made pro rata among all of the

4. **Prepayment.** The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments,

provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment.** The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Borrower to be shared ratably with the other lenders.

7. **Company Representations**

   a. The Company is a Corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

   c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company (except for any liens arising under the Notes) or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d.   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8. **Lender Representations**

a.   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b.   If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited lender as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Not Accredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

9. **Default.** Each of the following events shall be an "**Event of Default**" hereunder:

a.   Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

b.   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any company action in furtherance of any of the foregoing; or

c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower. Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10. **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11. **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12. **Amendments.** Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Repayment Amounts of all Notes.

13. **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

14. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Georgia, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

15. **Successors and Assigns.** Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's jurisdiction of formation. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

16. **No Other Rights.** Except as set forth herein, the Lender is not entitled, as a holder of this instrument, to any additional rights, including, but not limited to, the right to vote or receive dividends or be deemed the holder of capital stock or other equity of the Borrower for any purpose, nor will anything contained herein be

construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

17. **Tax Withholding.** Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

18. **Not Effective Until Acceptable by Borrower.** This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

BORROWER:

Name:_____

Title:_____

LENDER:

Name:_____

Title:_____

Please indicate Yes or No by checking the appropriate box below to indicate whether the Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act: [   ] Accredited   [   ] Not Accredited

SIGNATURE PAGE TO REVENUE LOAN AGREEMENT
(PROMISSORY NOTE)

Black Coffee Company, LLC

Financial Statement

For fiscal year ended December 31, 2022 and 2021
(unaudited)

Black Coffee Company, LLC
Balance Sheet

	As of December 31, 2022	As of December 31, 2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	$31,763.37	$44,345.18
Inventory	$4,500.00	$2,300.00
Account Receivable		
Total Current Assets	$36,263.37	$46,645.18
Non-Current Assets		
Machines and Equipment	$18,936.80	$20,362.15
Fixtures, Fittings and Computer Equipment	$27,995.77	$30,430.19
Total Non-Current Assets	$46,932.57	$50,792.34
TOTAL ASSETS	$83,195.94	$97,437.52
LIABILITIES AND EQUITY		
Liabilities		
Long-term Debt	$50,142.18	$17,642.18
Short-term Debt	$14,739.24	$31,312.00
Total Liabilities	$64,881.42	$48,954.18
Equity		
Capital	$0.00	$0.00
Total Equity	$0.00	$0.00

Black Coffee Company, LLC
Income Statement

	As of December 31, 2022	As of December 31, 2021
REVENUE	$277,566.00	$74,212.00
Cost of Goods Sold	$76,083.00	$24,922.00
Gross Profit	$201,483.00	$49,290.00
EXPENSES		
All Expenses	$252,492.00	$43,552.00
Depreciation & Amortization		
Total Expenses	$252,492.00	$43,552.00
OPERATING PROFIT	-$51,009.00	$5,738.00
OTHER INCOME		
Grants	$22,500.00	$500.00
Total Other Income	$22,500.00	$500.00
NET INCOME	-$28,509.00	$6,238.00

Black Coffee Company, LLC

Statement of Cash Flow

	As of December 31, 2022	As of December 31, 2021
Cash Flow From Operating Activities		
Cash Received	$277,566.00	$74,212.00
Cost of Goods Sold	$76,083.00	$24,922.00
Salary and Wages	$117,606.00	$1,146.00
Rent	$38,408.00	$22,321.00
Taxes and Licenses	$13,015.00	$2,132.00
Advertisement	$15,586.00	$2,518.00
Credit & Collection Cost	$10,982.00	$1,603.00
Office Expenses & Subscriptions	$23,029.00	$1,601.00
Insurance (Building, Equipment, & Life)	$6,746.00	$3,029.00
Supplies	$10,073.00	$667.00
Travel	$10,930.00	$6,514.00
Utilities	$6,117.00	$2,021.00
Net Cash Flow From Operating Activities	-$51,009.00	$5,738.00
Cash Flow From Financing Activities		
Grants	$22,500.00	$500.00
Proceeds from Short Term Debt		$24,900.00
Debt Repayment	-$16,572.81	-$4,435.00
Proceeds from Long Term Debt	$32,500.00	$17,642.18
Net Cash Flow From Financing Activities	$38,427.19	$38,607.18

Net Increase (Decrease) in Cash	-$12,581.81	$44,345.18
Cash At Beginning of Period	$44,345.18	0
Cash At End of Period	$31,763.37	$44,345.18

Black Coffee Company, LLC
Notes To The Unaudited Financial Statements

NOTE 1: ORGANIZATION AND NATURE OF ACTIVITIES

The Black Coffee Company sells the freshest organic coffee beans, loose leaf tea, and branded merchandise so that our team can create resources and opportunities for our communities. We invest in people and ideas that boldly push our society forward, while staying true to the legacy we stand upon. Our raw values are Entrepreneurship, Financial Freedom, and Community Empowerment.

Black Coffee Atlanta (flagship coffee shop) opened its doors on Juneteenth 6/19/21 and has become a hub for entrepreneurs, creatives, and the local community. We have partnered with multiple community-based organizations, federal/state/city officials, and not-for-profit organizations to provide mentoring resources and support for multiple community projects.

Our in-demand coffee shop and event space is over 2,000 sq ft, has a huge parking lot, delicious drinks, and an amazing vibe. Our coffee shop address is 1800 Jonesboro Rd. SE. Atlanta, GA 30315. We invite vendors to come and set up tables to showcase their products and services, and to help build their business.

Black Coffee Company sources all of their coffee beans from fair trade, single-source farms from across the globe. Currently we have coffee from Ethiopia, Kenya, Brazil, Costa Rica and Peru. We roast our coffee medium to dark.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (*US GAAP*). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

THE BLACK COFFEE COMPANY

CROWDFUNDING CAMPAIGN
NOVEMBER 2023





AGENDA

- WELCOME
- SEED AT THE TABLE
- TEAM INTRO
- HISTORY
- INVESTOR RECOGNITION
- OFFERING/TERMS
- FINANCIALS
- Q&A



POLICY/RISKS

- Crowdfunding offers investors an opportunity to participate in an early-stage venture
- Read and fully understand the information about the company and the risks that are disclosed to you before making any investment.
- Investing can be risky and unpredictable
  - Must fully acknowledge you are in a financial condition to bear the loss of the investment
- May cancel any investment up to 48 hours after clicking the "Invest Now" button
- If minimum fundraising amount is not met, 100% of your money will be returned to you with no fees or hidden charges.
- MORE INFORMATION:
  - https://seedatthetable.com/risk



We are a group of like-minded change agents, offering a range of organic, responsibly sourced and fair-trade, roasted coffee beans from all over the world.



Our premium coffee is only the beginning, we believe in building partnerships and relationships to cultivate something much bigger. We are continuously guided by our raw values of **Financial Freedom**, **Entrepreneurship**, and **Community Empowerment**, and strive to be an example of what happens when passion and hard work blend to create something that will make an impact now as well as for generations to come.



LEADERSHIP

- **Mr. Jamin Butler, CEO**

- **Dr. Leonard Lightfoot, CFO/COO**

- **Mr. Branden Cole, Director of Research & Development**

- **Mr. Chris Bolden, Director of Community Engagement**

- **Mr. Gino Jones, Director of Customer Service**

- **Mr. Tim Butler, Director of Fulfillment**

- **Ms. Evelyn LeBlanc, Director of Operations**

- **Ms. Ayron Butler, Director of Design & Events**

- **Ms. Shannon Stone, Brand Manager**

- **Mr. Macheo Delagraentiss, Communications Lead**

- **Ms. Dena DeGraffenreid, Assistant Manager**

- **Ms. Tamika Dunn, Lead Barista**

- **Dr. Kayra Hopkins, Executive Director of C.E.E.D.**



TIMELINE

2018   **THE BLACK COFFEE COMPANY**

*Organic Coffee Beans

*Signature WOKE Mug

*Branded Merchandise







TIMELINE

2019   <u>Farmer's Markets & Pop-Ups</u>

*Increased brand awareness

*Multiple pop-ups in LA, DC,
NOLA, Seattle, ATL

*Xavier University Homecoming





TIMELINE

Virtual Expo

2020

*K-Cup Manufacturing

*Loose Leaf Tea

*Exponential growth in online sales

*Round 1 Family & Friends

*Soft opening Dec. 2020




Killer Mike X Black Coffee ATL
The SWAG Shop Edgewood




Black Coffee


VIRTUAL EXPO
SHOPPING NETWORK
VIRTUAL EXPO
Dr. Flava
SHOPPING NETWORK
VIRTUAL EXPO
SHOPPING NETWORK


Black Coffee

TIMELINE

2021 | **<u>Black Coffee Atlanta</u>**











*Grand opening on Juneteenth

*Opened 2 days a week

*Only served fresh brewed coffee

*2 employees on payroll

*InvestFest 2021

TIMELINE

<u>Inaugural Black Coffee Fest</u> | 2022







*Espresso machine acquisition

*Open 7 days a week, serving espresso based drinks, pastries, breakfast items, catering, and wholesale

*Houston fulfillment & pop-ups

*Featured on Real Housewives of ATL

*7 employees on payroll

TIMELINE



BLACK COFFEE COMPANY
CEED Community Empowerment Economic Development
FOUNDATION



20 23 BLACK COFFEE FESTIVAL

<u>**BC C.E.E.D Foundation**</u> **2023**

*2nd Annual Black Coffee Fest

*Launched non-profit

*10 employees on payroll

*Partnered with Seed At The Table for Round 6 Investing

*Over 750 5-star reviews on Google/Yelp!

INVESTOR RECOGNITION

Renita Lott
Betrice Coleman-Sweet
Angelo Dickens II
Ricky Abbs Jr.
Renise Colson
Earraina King
Betty Lightfoot
Nicole Plenty
LaToya Moseley
Monica Smith
Sacia Fowler
Tayiana Reed
Rabiah Burks
Evelyn LeBlanc

Kofi Onumah
Gaibrelle Safford
Christina Fontenot
Buke Okwara
Larry Jenkins
Tim Butler
Norman Hill
Kianta Key
Brandy Winchester
Tresa Nesbitt
Lashanda Waller
Aundrea Reid
Stephanie Johnson

Goddess 5 Investment Group
LaKeidra & Lee Mitchell
Aliya Brown
Michael Walker Jr
Denise Dunn
Kayra Hopkins
Deborah Moffett-Swift
Dawn Edwards
Reginald Maxwell
Aundrea Reid
Melissa Gomes
Dwayne Washington
Ellena Weaver
LaKisha Partman




ROUND 6 INVESTMENT

SPECIALTY COFFEE INDUSTRY

- Expected to grow from $52B (2021) TO $155B (2030)
- Increasing demand for high quality coffee
- Customer willing to pay more for quality coffee with good story related to social and environmental facets
- Minorities only represent 1% of industry







OUR GROWTH

Revenue vs. Year



*Projected







PROJECTIONS



FINANCIALS (BALANCE SHEET)

	As of December 31, 2022	As of December 31, 2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	$31,763.37	$44,345.18
Inventory	$4,500.00	$2,300.00
Account Receivable		
Total Current Assets	$36,263.37	$46,645.18
Non-Current Assets		
Machines and Equipment	$18,936.80	$20,362.15
Fixtures, Fittings and Computer Equipment	$27,995.77	$30,430.19
Total Non-Current Assets	$46,932.57	$50,792.34
TOTAL ASSETS	$83,195.94	$97,437.52
LIABILITIES AND EQUITY		
Liabilities		
Long-term Debt	$50,142.18	$17,642.18
Short-term Debt	$14,739.24	$31,312.00
Total Liabilities	$64,881.42	$48,954.18
Equity		
Capital	$0.00	$0.00
Total Equity	$0.00	$0.00

FINANCIALS (INCOME STATEMENT)

	As of December 31, 2022	As of December 31, 2021
REVENUE	$277,566.00	$74,212.00
Cost of Goods Sold	$76,083.00	$24,922.00
Gross Profit	$201,483.00	$49,290.00
EXPENSES		
All Expenses	$252,492.00	$43,552.00
Depreciation & Amortization		
Total Expenses	$252,492.00	$43,552.00
OPERATING PROFIT	-$51,009.00	$5,738.00
OTHER INCOME		
Grants	$22,500.00	$500.00
Total Other Income	$22,500.00	$500.00
NET INCOME	-$28,509.00	$6,238.00

FINANCIALS (CASH FLOW)

	As of December 31, 2022	As of December 31, 2021
Cash Flow From Operating Activities		
Cash Received	$277,566.00	$74,212.00
Cost of Goods Sold	$76,083.00	$24,922.00
Salary and Wages	$117,606.00	$1,146.00
Rent	$38,408.00	$22,321.00
Taxes and Licenses	$13,015.00	$2,132.00
Advertisement	$15,586.00	$2,518.00
Credit & Collection Cost	$10,982.00	$1,603.00
Office Expenses & Subscriptions	$23,029.00	$1,601.00
Insurance (Building, Equipment, & Life)	$6,746.00	$3,029.00
Supplies	$10,073.00	$667.00
Travel	$10,930.00	$6,514.00
Utilities	$6,117.00	$2,021.00
Net Cash Flow From Operating Activities	-$51,009.00	$5,738.00
Cash Flow From Financing Activities		
Grants	$22,500.00	$500.00
Proceeds from Short Term Debt		$24,900.00
Debt Repayment	-$16,572.81	-$4,435.00
Proceeds from Long Term Debt	$32,500.00	$17,642.18
Net Cash Flow From Financing Activities	$38,427.19	$38,607.18
Net Increase (Decrease) in Cash	-$12,581.81	$44,345.18
Cash At Beginning of Period	$44,345.18	0
Cash At End of Period	$31,763.37	$44,345.18

FINANCIALS (INCOME STATEMENT)

	As of December 31, 2022	As of December 31, 2021
REVENUE	$277,566.00	$74,212.00
Cost of Goods Sold	$76,083.00	$24,922.00
Gross Profit	$201,483.00	$49,290.00
EXPENSES		
All Expenses	$252,492.00	$43,552.00
Depreciation & Amortization		
Total Expenses	$252,492.00	$43,552.00
OPERATING PROFIT	-$51,009.00	$5,738.00
OTHER INCOME		
Grants	$22,500.00	$500.00
Total Other Income	$22,500.00	$500.00
NET INCOME	-$28,509.00	$6,238.00

FINANCIALS (GRANTS)

Grants - $42,000



QUESTIONS

- We are available for 1-on-1 meetings, please email us at contact@theblackcoffeecompany.com to schedule

The Black Coffee Company

We are a group of like-minded change agents, offering a range of organic, responsibly sourced and fair-trade, roasted coffee beans from all over the world. Our premium coffee is only the beginning, we believe in building partnerships and relationships to cultivate something much bigger. We are continuously guided by our raw values of Financial Freedom, Entrepreneurship, and Community Empowerment, and strive to be an example of what happens when passion and hard work blend to create something that will make an impact now as well as for generations to come.


Indicate Pledge Amount Here

$100K	$30K	$50K
Target raise amount	Max investment amount	Min raise amount
$100	**22**	**$11.25K**
Min investment amount	Total backers	Total Amount Pledged

Download Pitch Deck.

https://seedatthetable.com/campaign/theblackcoffeecompany



contact@TheBlackCoffeeCompany.com
www.TheBlackCoffeeCompany.com
IG | X | FB: @BLKCOFFEECO